XsunX, Inc.
65 Enterprise
Aliso Viejo, CA 92656

March 19, 2008

U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Re:	XsunX, Inc.
Request for Withdrawal of:
Amendment No. 1 to Registration Statement on Form S-1
Filed on March 5, 2008 (at 6:00am)
File No. 333-148762

Ladies and Gentleman:

XsunX, Inc. (the “Company”) hereby requests the withdrawal of Amendment No. 1 to its Registration Statement on Form S-1 (File No. 333-148762) as erroneously filed with the U.S. Securities and Exchange Commission (the “Commission”) on EDGAR at 6:00am on March 5, 2008 (the “Registration Statement”).

We are requesting a withdrawal solely due to the fact that the Registration Statement was filed without one of the Company’s Auditor Reports attached thereto. We believe that such withdrawal is consistent with the public interest and the protection of investors. The omission was not detected until shortly after the Registration Statement was filed. A corrected Registration Statement was filed via EDGAR at 2:20pm on the same day (March 5, 2008).

The Company requests a withdrawal of the Registration Statement pursuant to Rule 477(a) under the Securities Act of 1933, as amended. Thank you for your assistance in the matter. Should you require further information, please contact Clayton E. Parker at (305) 539-3306, Matthew Ogurick at (305) 539-3352 or myself at (949) 330-8060.

Sincerely,

/s/ Tom Djokovich

Tom Djokovich
XsunX, Inc.